UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

WIND RIVER SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

973149 10 7

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all the provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 973149 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jerry L. Fiddler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,177,634**
6. Shared Voting Power -0-
7. Sole Dispositive Power 4,177,634**
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,634**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.8%
12.	Type of Reporting Person (See Instructions) IN

**	Includes 2,536,305 shares held by The Fiddler and Alden Family Trust, of which Mr. Fiddler and his wife are trustees. Both trustees have full voting and dispositive power. One signature can invoke the trust. Also includes 284,375 shares held by the Jazem I Family Partners LP – Fund 5; 523,750 shares held by the Jazem II Family Partners LP; 247,953 shares held by the Jazem III Family Partners LP; and 284,375 shares held by the Jazem IV Family Partners LP. Mr. Fiddler is a general partner of these four partnerships. Also includes 300,876 shares subject to stock options exercisable within 60 days after February 14, 2008. In addition, as of January 31, 2008, the reporting person owned 6,342.916 units, which units represent interests in a Wind River 401(k) plan. As of January 31, 2008, these units equate in value to approximately 2,033.6644 shares of Wind River common stock at the closing price of Wind River common stock as of January 31, 2008 of $8.39 per share. The information in this report is based on a plan statement dated as of January 31, 2008.

Page 2 of 5 pages

Item 1.(a)	NAME OF ISSUER

Wind River Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

500 Wind River Way

Alameda, CA 94501

Item 2.(a)	NAME OF PERSON FILING

Jerry L. Fiddler

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

500 Wind River Way

Alameda, CA 94501

(c)	CITIZENSHIP

United States

(d)	TITLE OF CLASS OF SECURITIES

Common Stock

(e)	CUSIP NUMBER

973149 10 7

Item 3.	NOT APPLICABLE.

Item 4.	OWNERSHIP.

(a)	AMOUNT BENEFICIALLY OWNED:

4,177,634**

(b)	PERCENT OF CLASS:

4.8%

(c)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

(i)	Sole power to vote or to direct the vote	4,177,634	**
(ii)	Shared power to vote or to direct the vote	-0-
(iii)	Sole power to dispose or to direct the disposition of	4,177,634	**
(iv)	Shared power to dispose or to direct the disposition of	-0-

**	Includes 2,536,305 shares held by The Fiddler and Alden Family Trust, of which Mr. Fiddler and his wife are trustees. Both trustees have full voting and dispositive power. One signature can invoke the trust. Also includes 284,375 shares held by the Jazem I Family Partners LP – Fund 5; 523,750 shares held by the Jazem II Family Partners LP; 247,953 shares held by the Jazem III Family Partners LP; and 284,375 shares held by the Jazem IV Family Partners LP. Mr. Fiddler is a general partner of these four partnerships. Also includes 300,876 shares subject to stock options exercisable within 60 days after February 14, 2008. In addition, as of January 31, 2008, the reporting person owned 6,342.916 units, which units represent interests in a Wind River 401(k) plan. As of January 31, 2008, these units equate in value to approximately 2,033.6644 shares of Wind River common stock at the closing price of Wind River common stock as of January 31, 2008 of $8.39 per share. The information in this report is based on a plan statement dated as of January 31, 2008.

Page 3 of 5 pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ Jerry Fiddler
Signature

Jerry Fiddler
Name/Title

Page 5 of 5 pages